UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 23, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

IMMEDIATE RELEASE

CREO APPOINTS TWO NEW DIRECTORS
Announces Results of Creo Annual Meeting

Vancouver, BC, CANADA (February 23, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced that the shareholders elected directors Morgan Sturdy and Mark Dance at this week's Annual General meeting. Creo's board of directors remains at nine members. In addition, the shareholders approved the statutory business including the stock option plan amendments.

At the meeting, Yoav Chelouche, Co-Chair of the Creo board thanked Raffi Amit and Dan Gelbart for their leadership and board participation, "Creo has benefited enormously from Raffi's five year governance as Chair and Co-Chair as well as Dan's 15 years of service as director. On behalf of the entire board, I would like to thank Raffi and Dan for their dedication and invaluable contribution to Creo. Raffi has decided to devote his time to other business opportunities and we wish him well. Dan will continue to serve as Creo's President and Chief Technology Officer and foster the development of Creo's unique R&D efforts. In addition, I welcome Mark Dance and Morgan Sturdy to the board. We strongly believe their knowledge and experience will promote our market and technology leadership."

Morgan Sturdy, 49, brings over 20 years of experience in managing and guiding successful technology and manufacturing companies. Mr. Sturdy, the former Chief Operating Officer and Executive Vice President of NICE Systems Ltd. in North America (Nasdaq: NICE), continues to provide management consulting services for NICE, the leading global provider of Computer Telephony Integrated voice capture, quality measurement and workflow solutions for voice and data. Mr. Sturdy has been involved in five acquisitions with a total value of more than US$400 million. He also serves on the board of directors for seven technology companies in BC; four of which are publicly traded: Infowave Software, Intrinsyc Software, Q/Media Services, and Voice Mobility International.

Mark Dance, 37, is Executive Vice President of Creo and President of CreoScitex, Creo's graphic arts operating division. Since April 2000, Mr. Dance has led the integration of Creo and the prepress assets acquired from Scitex Corporation Ltd. and united Creo's prepress and print-on-demand initiatives. Prior to his appointment as President of CreoScitex, Mr. Dance held a variety of positions at Creo Products Inc. including Chief Operating Officer; VP, Operations; VP, Product Development; and Product Manager for CTP products.

Investors can access the web replay of the annual meeting available at www.creo.com on Friday, February 23 at 12:00 pm ET.

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.  www.creo.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.
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